Exhibit 99.1

ATA Reports Fiscal 2013 Fourth Quarter and Year-end Financial Results

Company to Hold Conference Call on May 30, 2013, at 8 a.m. ET

Beijing, China, May 29, 2013 (NY) / May 30, 2013 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced preliminary unaudited financial results for its fiscal fourth quarter and year ended March 31, 2013 (“Fourth Quarter 2013” and “Fiscal Year 2013,” respectively).

Fourth Quarter 2013 Financial and Operating Highlights (percentage changes and comparisons are year over year)

•                  Net revenues of RMB52.2 million (US$8.4 million), compared to RMB60.5 million

•                  Gross profit of RMB29.8 million (US$4.8 million), compared to RMB32.8 million

•                  Loss from operations of RMB7.4 million (US$1.2 million), compared to income from operations of RMB4.1 million

•                  Net loss of RMB6.1 million (US$1.0 million), compared to net income of RMB3.3 million

•                  Adjusted net loss excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB2.8 million (US$0.5 million), compared to adjusted net income of RMB5.9 million

•                  Basic and diluted losses per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Fourth Quarter 2013 were both RMB0.12 (US$0.02)

•                  Delivered approximately 1.1 million billable tests, compared to 1.3 million

Fiscal Year 2013 Financial and Operating Highlights (percentage changes are year over year)

•                  Net revenues of RMB366.7 million (US$59.0 million), up 4.1%

•                  Gross profit of RMB177.8 million (US$28.6 million), compared to RMB193.3 million

•                  Income from operations of RMB27.0 million (US$4.3 million), compared to RMB64.5 million

•                  Net income of RMB23.2 million (US$3.7 million), compared to RMB55.8 million

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB36.0 million (US$5.8 million), compared to RMB64.5 million

•                  Basic and diluted earnings per ADS were both RMB1.00 (US$0.16). Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) were both RMB1.58 (US$0.26).

•                  Net cash generated from operations of RMB67.7 million (US$10.9 million). As of March 31, 2013, ATA’s cash and cash equivalents were RMB290.0 million (US$46.7 million) with no long-term debt.

•                  Delivered approximately 8.7 million billable tests in Fiscal Year 2013, up 8.9%

Fiscal Year 2014 Outlook

•                  For the fiscal year ending March 31, 2014 (“Fiscal Year 2014”), ATA expects net revenues of between RMB403.0 million and RMB423.0 million and non-GAAP net income (net income excluding share-based compensation expense and foreign currency exchange gain/loss) of between RMB37.0 million and RMB47.0 million.

•                  For the quarter ending June 30, 2013 (“First Quarter 2014”), ATA expects net revenues of between RMB78.0 million and RMB88.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “In Fiscal Year 2013, we successfully delivered the first computer-based National Unified Certified Public Accountants (‘CPA’) exam on behalf of the highly respected Chinese Institute of Certified Public Accountants (‘CICPA’). We administered approximately 1.4 million CPA exams across China and the Hong Kong and Macau Special Administrative Regions in October. During the year, ATA also delivered many exams for a number of large corporations recruiting new employees as part of our HR Select service. As a result of these efforts, ATA delivered 8.7 million billable exams during Fiscal Year 2013, an 8.9% increase over the prior fiscal year. During this fiscal year, we also experienced some challenges, including decreased demand for the Securities Association of China (‘SAC’) exam due to a downturn in China’s financial industry related to the poor performance of the PRC stock market, which reduced the demand for qualified securities professionals, and lower-than-expected results from our TOEIC and HR Select businesses. Our gross margin for Fiscal Year 2013 was adversely affected by the year-over-year decrease in SAC exam volumes, lower revenue contributions from ATA’s test preparation and training solutions business, and implementation expenses incurred to ensure client satisfaction and the smooth delivery of the CPA exam.”

Mr. Ma continued, “Despite the challenges we faced with TOEIC and HR Select in Fiscal Year 2013, we intend to continue our efforts to grow these businesses in Fiscal Year 2014, through a strategic and methodical approach focusing on potential client leads generated in Fiscal Year 2013 and further developing our university and college recruitment channel. The goal continues to be to increase ATA’s visibility and flexibility through a more diversified revenue stream of government-sponsored exams and corporate assessment exams, which we believe is vital to the Company’s long-term growth potential. Over the past few months, we have streamlined our operations and expect the solid foundation we now have in place will not only allow ATA to operate more efficiently going forward but will also enable us to achieve greater results in the initiatives we are working on in Fiscal Year 2014.”

Operating Review

In Fourth Quarter 2013, ATA delivered a total of 1.1 million billable tests. In Fiscal Year 2013, ATA delivered a total of 8.7 million billable tests, compared to 8.0 million in Fiscal Year 2012. The Company had a network of 2,804 authorized test centers throughout China as of March 31, 2013, which the Company believes to be the largest test center network of any commercial testing service provider in China. ATA has delivered more than 47.9 million billable tests since it began operations in 1999.

GAAP Results

Fourth Quarter 2013

For Fourth Quarter 2013, ATA’s total net revenues were RMB52.2 million (US$8.4 million), compared to RMB60.5 million in the prior-year period. This decrease was primarily the result of lower volumes of the SAC exam and lower contributions from the Company’s test-based education business. Net revenues from TOEIC and HR Select for Fourth Quarter 2013 increased 12.3% year over year to RMB16.8 million (US$2.7 million).

Gross profit for Fourth Quarter 2013 was RMB29.8 million (US$4.8 million), compared to RMB32.8 million in the same period last fiscal year. Gross margin was 57.0% in Fourth Quarter 2013, compared to 54.3% in the prior-year period, primarily due to revenues for several exams delivered in Third Quarter 2013 being earned during Fourth Quarter 2013 while the corresponding costs were incurred in Third Quarter 2013.

Loss from operations in Fourth Quarter 2013 was RMB7.4 million (US$1.2 million), compared to income from operations of RMB4.1 million in the prior-year period, primarily due to increased operating expenses related to our efforts to streamline operations, which included headcount reductions.

Net loss for Fourth Quarter 2013 was RMB6.1 million (US$1.0 million), compared to net income of RMB3.3 million in the prior-year period. For Fourth Quarter 2013, basic and diluted losses per common share were both RMB0.14 (US$0.02), compared to basic and diluted earnings per common share of RMB0.07 in the same period last fiscal year. Basic and diluted losses per ADS were both RMB0.28 (US$0.04) in Fourth Quarter 2013, compared to basic and diluted earnings per ADS of RMB0.14 in the prior-year period.

Fiscal Year 2013

For Fiscal Year 2013, net revenues were RMB366.7 million (US$59.0 million), an increase of 4.1% from RMB352.1 million in the fiscal year ended March 31, 2012 (“Fiscal Year 2012”). The growth in net revenues was driven by higher revenues from traditional testing services.

Net revenues from the testing services business increased 15.4% to RMB335.8 million (US$54.1 million), primarily due to increased volumes of exams delivered for the China Banking Association (“CBA”) and revenue contributions from the new CPA exam, which was partially offset by decreased SAC exam volumes.

Net revenues from test preparation and training solutions was RMB11.3 million (US$1.8 million) in Fiscal Year 2013, compared to RMB27.0 million in Fiscal Year 2012, primarily as a result of decreased revenue contributions from online continuing education services for the securities and futures industries.

Other revenues totaled RMB19.5 million (US$3.1 million) in Fiscal Year 2013, compared to RMB34.2 million in Fiscal Year 2012, primarily due to a 46.3% decrease to RMB6.8 million (US$1.1 million) for test-based education services revenues and a significant decrease in revenues from certificate delivery as the Company continues to make a gradual exit from these businesses.

Gross profit for Fiscal Year 2013 was RMB177.8 million (US$28.6 million), compared to RMB193.3 million in Fiscal Year 2012. Gross margin was 48.5% in Fiscal Year 2013, compared to 54.9% in Fiscal Year 2012, largely due to a year-over-year decrease in SAC exam volumes, which resulted in lower contributions as a percentage of revenue; decreased revenue contributions from the Company’s higher-margin online continuing education services business; and implementation expenses to ensure client satisfaction and smooth delivery of the new CPA exam.

Operating expenses for Fiscal Year 2013 were RMB150.8 million (US$24.3 million), compared to RMB128.8 million in Fiscal Year 2012, primarily due to increased salary and compensation expenses related to ATA’s continued efforts to grow its TOEIC and HR Select businesses.

Income from operations for Fiscal Year 2013 was RMB27.0 million (US$4.3 million), compared to RMB64.5 million in Fiscal Year 2012.

Net income for Fiscal Year 2013 was RMB23.2 million (US$3.7 million), compared to RMB55.8 million in Fiscal Year 2012. Basic and diluted earnings per common share for Fiscal Year 2013 were both RMB0.50 (US$0.08), and basic and diluted earnings per ADS were both RMB1.00 (US$0.16).

Non-GAAP Measures

Adjusted net income for Fiscal Year 2013, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), totaled RMB36.0 million (US$5.8 million), compared to RMB64.5 million in the prior-year period. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Fiscal Year 2013 were both RMB0.79 (US$0.13).

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Fiscal Year 2013 were both RMB1.58 (US$0.26), compared to RMB2.88 and RMB2.82 in the same period last fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Fourth Quarter 2013 were 22.5 million and 22.6 million, respectively. The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Fiscal Year 2013 were 22.5 million and 22.6 million, respectively. Each ADS represents two common shares.

Share Repurchase Plan

On November 1, 2012, ATA’s Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to US$5.0 million worth of its issued and outstanding ADSs in both open-market and privately negotiated transactions, through block trades, pursuant to a 10b5-1 plan (which if adopted, will allow ATA to repurchase its ADSs during periods in which it may be in possession of material non-public information), or through other means. By the end of Fourth Quarter 2013, the Company had repurchased 13,220 ADSs at an average stock price of US$3.97. This share repurchase plan will expire on May 31, 2013.

Guidance for Fiscal Year 2014 and for First Quarter 2014

For First Quarter 2014, ATA expects net revenues of between RMB78.0 million and RMB88.0 million.

For Fiscal Year 2014, ATA expects net revenues of between RMB403.0 million and RMB423.0 million and non-GAAP net income of between RMB37.0 million and RMB47.0 million.

Estimated Financial Results

(unaudited) (RMB in millions)

	Estimated for the year ending March 31, 2014	Actual for the year ended March 31, 2013

Net Revenues	403.0-423.0	366.7
Non-GAAP Net Income	37.0-47.0	36.0

	Estimated for the quarter ending June 30, 2013	Actual for the quarter ended June 30, 2012

Net Revenues	78.0-88.0	88.3

Mr. Ma stated, “The successful delivery of the CPA exam was a great achievement for ATA and a big step forward for China’s computer-based testing market. As acceptance of the more efficient and cost-effective computer-based platform for assessment increases, we expect to capitalize on the increasing momentum of exams transitioning from paper to computer in Fiscal Year 2014. We will also continue pushing forward with our efforts in TOEIC and HR Select, as well as security guard exams, while exploring new test titles and attracting new test takers as we look to continue growing our core testing services business in the years to come. Over the past several months, ATA has begun investing in and working on an exciting new project called the mobile testing system (‘MTS’), which will enable ATA to build global client relationships. The MTS will allow our clients all over the world to deliver their exams with ATA’s cutting-edge testing technologies. We anticipate investing up to RMB10 million in the development and rollout of the new MTS and related systems over the next few quarters and are pleased that Cambridge ESOL has signed as our first client for their global junior English exam, which will be launched in four markets in the second half of 2013.”

Mr. Ma concluded, “At the same time, ATA will continue to operate on the strict cost structure that has been vital to the success of its scalable business model and its ability to generate excess cash flow to finance the Company’s continued growth. We remain confident in the long-term growth potential of China’s computer-based testing market and look forward to continue growing our business in Fiscal Year 2014.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in Fourth Quarter 2013 and in Fiscal Year 2013 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Thursday, May 30, 2013, during which ATA Chairman and CEO Kevin Ma and Chief Financial Officer and Chief Accounting Officer Benson Tsang will discuss the results of Fourth Quarter 2013 and the fiscal year ended March 31, 2013. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

United States:         +1 (877) 407-6914

International:          +1 (201) 493-6709

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.ata.net.cn or by clicking the following link: http://www.atai.equisolvewebcast.com/q4-2013.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of March 31, 2013, ATA’s test center network comprised 2,804 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial computer-based testing service provider in China.

ATA has delivered more than 47.9 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the First Quarter 2014 and Fiscal Year 2014 and statements regarding market demand and trends, the SAC exam, the potential growth and success of the Company’s security guard exams and other businesses, including its TOEIC and HR Select businesses, and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2012, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2012.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Fiscal Year 2013 and Fourth Quarter 2013 ended March 31, 2013, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.2108 to US$1.00, the noon buying rate as of March 29, 2013, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA, Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Yu, Senior Associate
+86 10 6518 1122 x5107	212-836-9610
bensontsang@ata.net.cn	+86 10 6587 6435
cyu@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,	March 31,
	2012	2013	2013
	RMB	RMB	USD
ASSETS
Current assets:
Cash	257,167,696	290,029,715	46,697,642
Accounts receivable, net	81,844,571	51,114,718	8,229,973
Inventories	374,382	313,573	50,489
Prepaid expenses and other current assets	15,682,735	13,312,090	2,143,378
Total current assets	355,069,384	354,770,096	57,121,482

Property and equipment, net	59,890,306	61,310,690	9,871,625
Goodwill	23,422,850	23,422,850	3,771,310
Intangible assets, net	17,597,266	15,082,874	2,428,491
Other assets	4,740,321	3,231,971	520,379
Total assets	460,720,127	457,818,481	73,713,287

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other payables	63,732,421	72,191,260	11,623,504
Deferred revenues	27,333,088	7,376,527	1,187,694
Total current liabilities	91,065,509	79,567,787	12,811,198

Deferred revenues	3,100,116	2,644,294	425,757
Deferred tax liabilities	139,931	58,681	9,448
Total liabilities	94,305,556	82,270,762	13,246,403

Shareholders’ equity:
Common shares	3,442,803	3,461,060	557,265
Treasury shares	—	(329,357)	(53,030)
Additional paid-in capital	440,832,695	427,443,700	68,822,648
Accumulated other comprehensive loss	(26,004,399)	(26,379,146)	(4,247,302)
Accumulated deficit	(51,856,528)	(28,648,538)	(4,612,697)
Total shareholders’ equity	366,414,571	375,547,719	60,466,884
Total liabilities and shareholders’ equity	460,720,127	457,818,481	73,713,287

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	March 31,	March 31,	March 31,
	2012	2013	2013
	RMB	RMB	USD
Net revenues:
Testing services	45,279,957	44,719,538	7,200,286
Test preparation and training solutions	3,088,554	2,424,388	390,350
Other revenue	12,102,961	5,084,067	818,586
Total net revenues	60,471,472	52,227,993	8,409,222
Cost of revenues	27,658,474	22,436,934	3,612,568
Gross profit	32,812,998	29,791,059	4,796,654

Operating expenses:
Research and development	3,569,069	5,608,320	902,995
Sales and marketing	11,428,746	8,107,845	1,305,443
General and administrative	13,680,260	23,498,509	3,783,491
Total operating expenses	28,678,075	37,214,674	5,991,929
Income (loss) from operations	4,134,923	(7,423,615)	(1,195,275)

Other income:
Interest income	478,122	734,966	118,337
Foreign currency exchange gain (loss), net	(47,642)	37,257	5,999
Total other income	430,480	772,223	124,336
Income (loss) before income taxes	4,565,403	(6,651,392)	(1,070,939)

Income tax benefit (expense)	(1,269,673)	529,293	85,221
Net income (loss)	3,295,730	(6,122,099)	(985,718)

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(69,304)	(111,263)	(17,915)
Comprehensive income (loss)	3,226,426	(6,233,362)	(1,003,633)

Basic earnings (losses) per common share	0.07	(0.14)	(0.02)

Diluted earnings (losses) per common share Share	0.07	(0.14)	(0.02)

Basic earnings (losses) per ADS	0.14	(0.28)	(0.04)

Diluted earnings (losses) per ADS	0.14	(0.28)	(0.04)

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended
	March 31,	March 31,	March 31,
	2012	2013	2013
	RMB	RMB	USD
Net revenues:
Testing services	290,881,289	335,790,689	54,065,610
Test preparation and training solutions	26,996,054	11,343,066	1,826,345
Other revenue	34,208,217	19,541,740	3,146,413
Total net revenues	352,085,560	366,675,495	59,038,368
Cost of revenues	158,818,041	188,831,873	30,403,792
Gross profit	193,267,519	177,843,622	28,634,576

Operating expenses:
Research and development	18,402,166	21,846,305	3,517,470
Sales and marketing	46,345,286	49,394,470	7,952,996
General and administrative	64,034,078	79,589,419	12,814,681
Total operating expenses	128,781,530	150,830,194	24,285,147
Income from operations	64,485,989	27,013,428	4,349,429

Other income:
Interest income	2,061,020	3,122,304	502,722
Foreign currency exchange gain, net	3,633,543	77,240	12,436
Total other income	5,694,563	3,199,544	515,158
Income before income taxes	70,180,552	30,212,972	4,864,587

Income tax benefit (expense)	(14,339,082)	(7,004,982)	(1,127,871)
Net income	55,841,470	23,207,990	3,736,716

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(3,787,210)	(374,747)	(60,338)
Comprehensive income	52,054,260	22,833,243	3,676,378

Basic earnings per common share	1.22	0.50	0.08

Diluted earnings per common share Share	1.19	0.50	0.08

Basic earnings per ADS	2.44	1.00	0.16

Diluted earnings per ADS	2.38	1.00	0.16

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Year Ended
	March 31,	March 31,	March 31,	March 31,
	2012	2013	2012	2013
	RMB	RMB	RMB	RMB

GAAP net income (loss)	3,295,730	(6,122,099)	55,841,470	23,207,990
Share-based compensation expenses	2,595,995	3,325,184	12,264,397	12,874,056
Foreign currency exchange (gain) loss, net	47,642	(37,257)	(3,633,543)	(77,240)
Non-GAAP net income (loss)	5,939,367	(2,834,172)	64,472,324	36,004,806

GAAP earnings (losses) per common share
Basic	0.07	(0.14)	1.22	0.50
Diluted	0.07	(0.14)	1.19	0.50

Non-GAAP earnings (losses) per common share
Basic	0.13	(0.06)	1.44	0.79
Diluted	0.13	(0.06)	1.41	0.79